SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2004

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Financial Statements

As of December 31, 2004 and 2003 and For the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule of Assets (Held at Year End)	9

Consent of Independent Registered Public Accounting Firm	Exhibit 1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Louisville, Kentucky
June 27, 2005

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Cash	$8	$42,568
Investments at fair value:
Community Trust Bancorp, Inc. common stock	36,366,395	30,221,321
Mutual funds	11,512,527	10,030,273
Cash equivalents	4,506,724	3,843,488
Total investments	52,385,646	44,095,082

Accrued interest and dividends receivable	367,404	242,840
Net assets available for benefits	$52,753,058	$44,380,490

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Contributions:
Participant contributions	$1,648,507
Employer contributions	1,691,789
Total contributions	3,340,296

Investment income:
Net appreciation in fair value of investments	6,014,849
Interest and dividends	1,270,496
Total investment income	7,285,345

Deductions:
Benefits paid to participants	(2,253,073)
Total deductions	(2,253,073)

Increase in net assets	8,372,568

Net assets available for benefits
Beginning of year	44,380,490

End of year	$52,753,058

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2004 and 2003 and For the Year Ended December 31, 2004

1. Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2004 and 2003, the maximum amount of voluntary contributions was the lesser of $12,000 or 15% of the participant’s compensation for the plan year. During 2004 and 2003, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

In addition, each year CTBI may make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant. The discretionary contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 2004 and 2003, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Investments

Participants direct the investment of their contributions and the employer matching contributions into various investment options offered by the Plan. Employer discretionary contributions are automatically invested in Community Trust Bancorp, Inc. (CTBI) common stock. The Plan currently offers four mutual funds, two cash equivalent funds, and CTBI common stock as investment options for participants.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed three or more years of service. A participant who has completed less than three years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are distributed to active participants.

Payment of Benefits

Generally, a participant's account balance will be distributed to the participant or his beneficiary in a single lump sum.

Market Risk and Uncertainties

The Plan invests in various mutual funds and CTBI common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Basis of Accounting

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

3. Investments

All amounts contributed to the Plan are held by the trustee, Community Trust and Investment Company, and are invested in seven separate investment funds as described below.

Participant Directed Funds

Company Stock Fund (CTBI Common Stock): The investment objective is to achieve long-term appreciation of capital. While supply/demand considerations and general market conditions will impact the price of common stock on a daily/monthly, and perhaps even annual basis, long-term profitability and growth of the corporation will be the primary factors in achieving the objective. Price volatility and industry volatility will be greater than that of the stock market as a whole. Historically, concentrations in a single security tend to have more risk than a diversified portfolio, such as a mutual fund. In the event that the plan is unable to acquire CTBI stock, excess cash will be invested temporarily in a money market fund.

Fixed Income Fund (SEI Index Funds Bond Index Portfolio A #56): This fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Aggregate Bond Index. The fund replicates the approximate sector, quality, and maturity weightings of the Lehman Aggregate Bond Index using investment grade corporate and government fixed income securities of U.S. and foreign issuers. According to the fund’s prospectus, the share price volatility is medium.

International Stock Equity Fund (SEI International Equity #95): This fund seeks to provide capital appreciation through a broad level of diversification in common stocks and other equity securities of mostly foreign companies in developed countries. According to the fund’s prospectus, the share price volatility is medium to high.

Money Market Fund (SEI Daily Income Government II Fund #33): This fund seeks to preserve principal and maintain liquidity while providing current income. According to the fund’s prospectus, the share price volatility is very low. The fund invests exclusively in U.S. Treasury obligations issued and guaranteed as to principal and interest by instrumentalities of the U.S. Government and securities issued by agencies of the U.S. Government.

Mutual Fund (SEI Index S&P 500 Index Fund #55): This fund seeks to provide investment results that correspond to the aggregate price and dividend performance of the stocks in the S&P 500 Index. The fund invests substantially all assets in the S&P's 500 selected securities, most of which are common stocks. According to the fund’s prospectus, the share price volatility is medium to high.

Mutual Fund (SEI Institutional Style Managed Mid-Cap Growth Fund #68): This fund seeks to provide long-term capital appreciation by investing primarily in common stocks of U.S. mid-sized capitalized ($500 million to $5 billion) companies that are believed to have high sustainable growth levels and probability of high positive earnings revisions. According to the fund’s prospectus, the share price volatility is high.

Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in whole number increments from 1% through 100%. In the absence of an allocation, all of a participant’s contributions will be invested in the Money Market Fund, as described above.

Non-Participant Directed Fund

CTBI common stock: See description under “Participant Directed Funds.”

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2004 and 2003:

	2004	2003
	Fair Value	Fair Value
CTBI common stock, 1,123,807 (2004) and 1,000,706 (2003) shares	$36,366,395	$30,221,321

SEI Daily Income Government II Fund #33, 4,331,989 (2004) and 3,736,912 (2003) shares	$4,331,989	$3,736,912

SEI Index Funds Bond Index Portfolio A #56, 272,753 (2004) and 273,558 (2003) units	$2,937,559	$2,995,462

SEI Index S&P 500 Index Fund #55, 212,165 (2004) and 194,221 (2003) units	$7,909,517	$6,665,673

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,014,849, as follows:

	2004	2003
CTBI common stock	$5,436,954	$7,034,156
Mutual funds	577,895	1,437,513
Total	$6,014,849	$8,471,669

4. Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Accordingly no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2004	2003
CTBI common stock	$36,366,395	$30,221,321

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $44,320 and $161,283 at December 31, 2004 and 2003, respectively.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Item 4i--
Schedule of Assets (Held at Year-End)

December 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Cost	Current Value

Mutual Funds
SEI Index S&P 500 Index Fund #55	Equity Mutual Fund, 212,165 units	**	$ 7,909,517

SEI Institutional Style Managed Mid-Cap Growth Fund #68	Equity Mutual Fund, 26,687 units	**	486,510

SEI International Equity #95	Equity Mutual Fund, 16,208 units	**	178,941

SEI Index Funds Bond Index Portfolio A #56	Equity Bond Fund, 272,753 units	**	2,937,559
			11,512,527
Cash Equivalents
Goldman Sachs Financial Square Government Fund	Money Market Fund, 174,735 shares	**	174,735

SEI Daily Income Government II Fund #33	Money Market Fund, 4,331,989 shares	**	4,331,989
			4,506,724
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 1,123,807 shares	$15,208,002	36,366,395

Total assets held for investment purposes		$15,208,002	$52,385,646

* Indicates a party-in-interest to the plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

By:

Date: June 30, 2005	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and
Chief Executive Officer

/s/ Kevin Stumbo
Kevin Stumbo
Executive Vice President
Controller

/s/ Kenneth R. Earley
Kenneth R. Earley
Senior Vice President
Director of Human Resources